UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D
☐Form N-CEN ☐Form N-CSR

For Period Ended: September 30, 2023

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Movella Holdings Inc.
(Full Name of Registrant)
N/A
(Former Name if Applicable)

Suite 110, 3535 Executive Terminal Drive
(Address of Principal Executive Office (Street and Number))
Henderson, Nevada 89052
(City, State and Zip Code)

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Movella Holdings Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) by November 14, 2023, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

On November 10, 2023, management and the Audit Committee of the Company’s Board of Directors (“Audit Committee”) concluded that certain accounting items materially impacted the Company’s previously issued 2023 unaudited condensed consolidated quarterly financial statements and will require restatements of the Company’s financial statements filed on Form 10-Q for the quarterly periods ended March 31, 2023, and June 30, 2023 (the “Form 10-Q filings”). The Company filed a Form 8-K on November 14, 2023, related to the restatements of the Form 10-Q filings for each of these quarterly reporting periods and notes that, because of these restatements, the previously-issued financial statements for the affected periods, as well as the relevant portions of any communication which describes or are based on such financial statements, should no longer be relied upon.

The Company determined that restatements of the unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2023, and June 30, 2023, are necessary to correct two separate items. The first item relates to the accounting treatment for a Directors and Officers liability insurance tail policy, the cost of which had been erroneously treated as a prepaid asset on the financial statements of the Company to be amortized ratably over the prospective six-year term instead of the pre-acquisition entity, Pathfinder Acquisition Corporation, expensing the policy on its financial statements immediately prior to the consummation of the business combination. The Company currently believes that item results in overstatements by approximately $0.3 million of prepaid expenses and other current assets, approximately $1.6 million of capitalized equity issuance costs and other assets, and is currently evaluating the accounting treatment for the approximately $1.9 million offset on the condensed consolidated unaudited balance sheet as of March 31, 2023, and June 30, 2023. The second item relates to the erroneous recognition of revenue from a contract with a customer in the three months ended June 30, 2023, which results in an overstatement of revenue on the condensed consolidated unaudited statements of operations by what the Company currently expects to be $0.7 million for the three months ended June 30, 2023, and a corresponding understatement of deferred revenue by what the Company currently expect to be approximately $0.7 million on the condensed consolidated unaudited balance sheet as of June 30, 2023.

The foregoing determination was made in connection with a review of the appropriate accounting treatment of such customer contract and the resulting review of the terms of such contract and whether the contract was booked in a manner consistent with the Company’s internal policies. In connection with the foregoing, the Audit Committee determined that further review and procedures relating to certain accounting and internal control matters should be undertaken. The Audit Committee’s investigation is being conducted with the assistance of outside counsel. The investigation is in its early stages and consequently the Audit Committee has not reached any conclusions. The Company is not able to provide a date as to when the investigation will be completed, nor provide any assurance that the Company will not determine that any further material adjustments to its past financial statements are appropriate. As a result, the Company has been unable to complete its preparation and review of the Form 10-Q for the quarterly period ended September 30, 2023, in time to file within the prescribed time period without unreasonable effort or expense. While the Company continues to work expeditiously to conclude this review and file the Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day extension provided by Rule 12b-25(b). The Company will continue to devote the resources necessary to complete the Form 10-Q as soon as practicable.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen Smith	(725)	238-5682
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements:

Forward-Looking Statements: This Form 12b-25 contains “forward-looking” statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation, statements related to the ongoing review of certain accounting matters, including the timing and results of such review; consequences and/or effects of the review; whether such accounting review will affect a significant change in results of operations from the corresponding period for the last fiscal year; and the Company’s plans, objectives and intentions, that are not historical facts generally. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement, including the outcome of the Company’s review of the associated impacts of the restatement on its internal control over financial reporting; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its required reports; and the application of accounting principles in an unanticipated manner, as well as the outcome of the Audit Committee investigation. See also other risks that are described in “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2022, Form 8-K filed with the SEC on February 13, 2023, as amended on March 31, 2023, and any subsequent reports filed with the SEC. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
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MOVELLA HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2023	By:	/s/ Stephen Smith
Stephen Smith
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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